Filed by Extended Systems, Incorporated
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                                  Subject Company: ViaFone, Inc.
                                                   Commission File No. 000-23597

THE FOLLOWING IS A TRANSCRIPT FROM THE CONFERENCE CALL ON MAY 28, 2002 REGARDING THE PROPOSED TRANSACTION:

Extended Systems, Inc. (XTND) - Special Investor Call

Tuesday, May 28, 2002 - 5:30 PM ET

THE OPERATOR: Good afternoon, ladies and gentlemen, and welcome to the Extended Systems Incorporated Special Investor Call. At this time, all participants are in a listen-only mode. A brief question-and-answer session will follow the formal presentation. If anyone should require operator assistance during the conference, please press star zero on your telephone keypad. As a reminder, this conference is being recorded.

I would now like to turn the conference over to your host, Ms. Karla Rosa. Thank you, Ms. Rosa; you may begin.

KARLA ROSA: Thank you. Good afternoon, and thank you for joining us this afternoon for Extended Systems' Special Investor Conference Call to discuss our signing of a definitive agreement to acquire ViaFone, a Brisbane, California-based company that provides a real-time, mobile platform and out-of-the-box mobile applications to the enterprise.

A press release regarding the acquisition ran at approximately 4:50 Eastern Time this afternoon on BUSINESS WIRE and is also available on the Internet at extendedsystems.com.

Steve Simpson, Extended Systems' President and Chief Executive Officer, will start today's call by sharing his thoughts and observations on the acquisition of ViaFone and how it helps us achieve our strategic objectives. Russ McMeekin, ViaFone President and CEO, will follow Steve. He'll provide additional remarks about ViaFone's business, customers and partners and how this transaction benefits ViaFone stakeholders. I will then take you through the financial details of the deal. We will complete the call by taking your questions.

Before we begin, I would like to remind you that today's conference call will include forward-looking statements, including statements regarding potential benefits of the acquisition of ViaFone. These statements are subject to risks and uncertainties that may cause actual events and results to differ materially. These risks and uncertainties are discussed in detail in Extended Systems' SEC filings, including our fiscal 2001 Form 10-K and our Form 10-Qs for fiscal 2002, and our press release, which we released this afternoon in connection with the signing of the definitive agreement. Additionally, we intend to file an S-4 registration statement in connection with the transaction that will include further detailed discussion of these risks and uncertainties. Statements regarding our business outlook are based

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on current expectations. To adhere to the SEC's guidance on fair and open disclosure, we have made this conference call publicly available by a teleconference and Web rebroadcast.

Now, I'll turn the call over to Steve Simpson, Extended Systems' President and Chief Executive Officer. Steve.

STEVE SIMPSON: Thank you, Karla, and thank you all for joining us this afternoon. We're really excited about joining forces with ViaFone. Let me tell you why. Today's announcement that Extended Systems has reached a definitive agreement to acquire ViaFone is an important step in our execution of our mobile and wireless strategy.

The acquisition will strengthen our mobile and wireless solution capabilities, and the acquisition will add valuable assets to our portfolio. It is expected to expand our position in the market and will accelerate our strategy to provide a comprehensive mobile platform for our enterprise customers. We will be able to provide a single solution to meet global mobility needs with complementary technology, products and services, which will consist of Extended Systems' synchronization and device management solutions, ViaFone's real-time and mobile applications and tools, Extended Systems' worldwide operations, and ViaFone's professional services organization. Together, we have a strong customer base of global 2000 companies and partnerships with world leaders in business solutions. The acquisition will expand and complement Extended Systems' product line, allowing us to provide a broad and complete set of mobile products and services to our global 2000 customers.

Together, we will provide mobile server functionality and out-of-the-box mobile applications for field sales, field service, mobile professional, coupled with ViaFone's complementary mobile technology for building a complete mobile solution. ViaFone brings strategic alliances with leading system integrators and blue-chip customers, including EDS, HP, WebMethods, FedEx, (indiscernible), CIBC, CSFB, Bell, etcetera.

The ViaFone professional services team are experts at building mobile enterprise applications. For ViaFone, Extended Systems will expand ViaFone's ability to sell, support and market products to worldwide companies. Additionally, Extended Systems provides leading synchronization and mobile data management technology and products in an enterprise customer base, including over 2,000 global customers, such as Airbus, Deutsche Bank, Echo Labs, Daimler Chrysler, Reuters, British Airways, EDS, and 3M.

Extended Systems has strategic alliance relationships with leading mobile infrastructure companies, such as IBM, Ericsson, Compaq, Nokia, HP, Microsoft, Handspring, Palm, Motorola, NEC, Sharp and Toshiba; international infrastructure and network of offices, and European presence.

Completion of this acquisition will position us very strongly as the enterprise
- as the enterprises are connecting mobile employees to enterprise systems to improve overall competitiveness and business performance. The driving needs and benefits include responding more accurately and efficiently to the customers, enable anytime/anywhere productivity, improving integrity and visibility for mobile data collection, increasing utilization of current e-business systems, by extending access into the field for sales automation, ERP, CRM and e-mail solutions.

Extended Systems has strong representation in the enterprise today. Enterprise customers want a solution that is platform and device neutral. They want a server-based synchronization platform to connect mobile devices to all of their business applications, such as traditional legacy applications, ERP applications, CRM applications, and some of the newer client server applications.

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ViaFone together with Extended Systems will be able to provide this comprehensive, mobile solutions benefit for corporate managers. Extended Systems will offer a single server base, mobile architecture that will give CIOs a platform with which to integrate their current application infrastructure, supporting multiple platforms, groupware and devices, and by offering consistent service delivery across platforms and lowering total cost of ownership through centralized system management, software distribution, fewer APIs, and greater choice of services and solution, our customers can reduce or contain costs while improving the effectiveness and efficiencies of their workforce.

Today's announcement significantly strengthens our ability to reach our goals and increase our leadership in the emerging mobile and wireless enterprise arena. I would now like to turn the call over to Russ McMeekin for his thoughts on today's announcement.

RUSS MCMEEKIN: Thanks, Steve. We also are very excited here at ViaFone. We believe it represents a major next step for the partners, customers and employees, as well as the investors of ViaFone. A bit about ViaFone - we're first - we were founded in 1999. Our first product shipped was in Q1 2000, recently acquired MobileQ, a Canadian-based company that brought us a number of very strategic customers and additional revenue to the company. We raised $35 million from top brand-name investors, such as Redpoint Ventures, DFJ, RRE, Partech, International and Pequat Capital, and we have two very key strategic locations here in Brisbane, California, which will be a strong player for you going forward, as well as up in Toronto as a result of the MobileQ acquisition.

So I'll turn it over to Karla, and perhaps you can give some thoughts.

KARLA ROSA: Okay, thank you, Russ. Let me summarize the major financial points from today's announcement.

Under the terms of the agreement, all outstanding shares of ViaFone will be exchanged for three million newly issued shares of Extended Systems' common stock. The ViaFone options will not be assumed and will expire on the effective date of the merger. We plan to issue new Extended Systems options to ViaFone employees as part of our annual option-grant process, which normally occurs in the fall.

Based on the average closing price of Extended Systems' stock for the five days ending on May 24, 2002, the transaction values ViaFone at approximately 11.4 million on a fully diluted basis. Extended Systems will account for this transaction using the purchase method of accounting. Of the three million newly issued shares of Extended Systems' common stock that will be issued to the holders of outstanding shares of ViaFone, 15 percent will be placed in an escrow fund for a period of 12 months in order to satisfy any indemnity claims that may arise under the terms of the definitive agreement. Additionally, approximately 84 percent of the total shares issued will be subject to lock-up agreements and released from lock-up over a period of six to twelve months.

Completion of the transaction is subject to the approval of the stockholders of Extended Systems and ViaFone, certain regulatory approvals, and other customary closing conditions. The acquisition is expected to close in July or August, the first quarter of our fiscal year 2003.

Our acquisition of ViaFone is not expected to impact our results for our fourth quarter ending June 30, 2002. We continue to expect software revenue of $6.2 to $6.7 million, sequential growth of 5 to 15 percent, and expect hardware revenue of $250,000 to $300,000 in the fourth quarter. We also continue to expect to incur an operating loss, including amortization and severance charges, but excluding other unusual items of $700,000 to $1.1 million in the fourth quarter.

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Looking to what the deal brings to Extended Systems, based on a projecting closing date of late July/early August, we expect ViaFone to contribute $8.5 million to $10 million of license and services revenues in fiscal year 2003. Excluding the impact of any charge for in-process research and development, we expect the transaction to be accretive to Extended Systems' operating income in our fiscal year 2003 in the neighborhood of $300,000 to $400,000. This estimate includes our estimate of severance charges expected to be incurred in combining the two companies but excludes the impact of other unusual items, such as in-process R&D.

As we discussed with you on our last conference call, we are expecting to see a sequential decline in our net revenue in the first quarter of fiscal 2003 as a result of normal summer seasonality resulted from expected lower levels of business in Europe. The acquisition of ViaFone will partially offset this decline; however, we continue to believe it's prudent to project a revenue decline in the first quarter. We also expect to report an operating loss in the first quarter of fiscal 2003, partially as a result of lower revenues and partially from the impact of the ViaFone acquisition. We are projecting that our integration efforts will be complete by the end of the first quarter and that we will see operating efficiencies in the second quarter of fiscal 2003.

As a combined company, we continue to target profitability in the second quarter of fiscal 2003 through a combination of software revenue growth and continued control of our operating expenses. We will be providing additional guidance on fiscal 2003, particularly our first quarter, in July when we report our results for fiscal year 2002.

Moving on to cash, you may recall that we had approximately $4.6 million in cash and cash equivalents as of March 31, 2002. Including the tax refund of $1.6 million, which we received in April, we continue to expect to generate between $900,000 to $1.1 million in cash in the current quarter and expect to exit the fourth quarter with $5.5 to $5.7 million in cash and cash equivalents. We expect to add approximately $3 million in cash to the balance sheet when the ViaFone transaction closes in the first quarter of fiscal 2003.

That concludes the formal part of today's call. I would now like to open the call up to questions.

OPERATOR: Ladies and gentlemen, at this time, we will be conducting our question-and-answer session. If you would like to ask a question, please press star one on your telephone keypad. To remove your question from the queue, please press star two. And for participants using speaker equipment, it may be necessary to pick up your handset before pressing the star keys. Again, that's star one to ask a question, and if you are using speakerphone, please pick up your handset before pressing the star keys. And I'll pause for a brief moment.

Our first question comes from Mr. Matt Hoffman of SoundView. Please state your question.

MATT HOFFMAN:  Hi, Karla, Steve.

STEVE SIMPSON:  Hi, Matt.

KARLA ROSA:  Hi, Matt.

MATT HOFFMAN:  And I guess Russ, too, right?

RUSS MCMEEKIN:  Hey, Matt, yup.

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MATT HOFFMAN: Well, here's a couple of questions for you. Let's focus on the product for a second. We talked about an out-of-the-box solution, especially on the e-mail side, well, certainly for most business apps. But tell me more about how this is going to get you the real-time out-of-the-box e-mail support for the Extended Systems - you know, the Extended Systems platform, if you will.

STEVE SIMPSON: We might address the fact that today with the addition of ViaFone's capability, they provide real-time e-mail capability today for a broad range of platforms. In fact, Russ, maybe you can --

RUSS MCMEEKIN: The large Fortune 100 corporations here in the United States, we have a large appointment in Japan, Canada and in Europe, as well as the device agnostic solution, so we are able to offer this on PocketPC, Palm and RIM devices. So we are a significant player in real-time e-mail, combined with Extended Systems synchronized e-mail, makes us one of the leaders here.

MATT HOFFMAN:  So what you were lacking was the off-line e-mail solution?

RUSS MCMEEKIN:  You're saying "we" at ViaFone?

MATT HOFFMAN:  "We" at ViaFone, yes.

RUSS MCMEEKIN: Yes, that's correct. In fact, as I said, as I may have mentioned or certainly Steve mentioned, we've had a partnership for some time, so how we've been fulfilling real-time and offline as a simultaneous solution to the enterprise customers has been through our partnership. So, technically -- from a technology point of view, nothing's different other than it's under one ownership structure versus two companies that have been in the past.

MATT HOFFMAN:  Okay.

STEVEN SIMPSON: What this really gives us, Matt, is, together, gives us a very broad range of device support because the one-bridge architecture gives the capability for very rapidly supporting new devices, it gives us WAP support, which we didn't have before, as well as other devices, such as RIM, real-time e-mail.

The other key thing is that we've talked about in the past, from a strategic point of view, we believe that longer term, where the greatest ability or opportunity for us to make a contribution to add value is in strategic application deployment. Initially, what's been important to customers and companies has been simply deploying PIM and e-mail kind of capabilities, but where the real - and that'll always be important - but where they'll get tremendous leverage and competitive advantage and increased productivity is in strategic application deployment, and that's something that, you know, we did the app for each acquisition a while back. But this is, we think, a much, much bigger opportunity working with the ViaFone team, with ViaFone becoming part of Extended Systems, because they are very focused on application deployment. They've done some very exciting things in the pharmaceutical arena, and in service arena, and in other arenas and have a platform that really lends itself to that. And that's where we think the greatest opportunity is going forward in the enterprise.

MATT HOFFMAN: Okay. Let's talk a little bit more about ViaFone. In terms of the number of customers, the actual number of licenses that ViaFone has sold, if you want to give them to me cumulatively or in the last calendar or fiscal year, just give us an idea for the scale of their business and share with us the type
- how much revenue they did in the past calendar or, again, fiscal year?

Extended Systems, Inc. - Special Investor Call - 5/28/02                       5
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KARLA ROSA: Sure, Matt. You know, if we look at ViaFone's results, including the impact of their acquisition in MobileQ, their focus has been primarily on working with large customers, such as Bell Mobility, Bell Canada, customers that are doing large deployment of the software that MobileQ and ViaFone sell, so they have a relatively small number of customers, currently under 20 actual customers, with, you know, different levels of deployment among those customers. In the last calendar year, the combined revenue for the MobileQ and ViaFone business was just about $3.6 million in revenue. And, again, we are projecting that for the fiscal year 2003 that ViaFone will contribute $8.5 to $10 million of revenue to the combined company.

MATT HOFFMAN: Okay, now how many - you said there are 20 customers. Any idea of the number of actual end-users, you know, using either ViaFone or MobileQ? I don't know exactly how you would want to give me that information, just the scale of the deployment of their technology.

KARLA ROSA: You know, I think that in those cases, if you look at the number of licenses that those customers are deploying, it's a pretty large number, but I can't give you the details on that right now, Matt.

STEVEN SIMPSON: They have - they have applications, also. Like, for example, what they've done for Federal Express is a capability for individual users to track packages using handheld devices. So in that case, it's a server-based license for quite a number of users who'll come in and use that capability when they have a package or packages to track.

MATT HOFFMAN: So that's more of the old transcoding business model that ViaFone was working on for a while?

RUSS MCMEEKIN: No, the license relationship is between us and FedEx, or, in the case of CIBC, us and CIBC. But there's no consumer license fees or things of that nature. They are very large enterprise fees that they pay to us with ongoing support maintenance contracts.

MATT HOFFMAN:  Okay.

STEVEN SIMPSON: And, Matt, one of the things we're excited about with -- that Russ and his team have been able to do is they've been able to, in those cases, while it's a relatively small number of customers, they've been able to really provide the value proposition for the line-of-business managers, and we believe that's one of the key ways to really take the business forward. We've been very successful, in Extended Systems' case, in working very effectively with IT managers, but we believe to take it to the next step, you really have to be providing the value proposition in the line-of-business team, and I think while, again, it's a relatively small number that the ViaFone team has done, they've been very successful with the line-of-business managers, and we want to build on that.

MATT HOFFMAN: Okay. A couple other real quick questions. ViaFone's leading investors?

STEVEN SIMPSON: Yeah, as I said, Redpoint Ventures, RRE, DFJ, Partech International, and Pequat Capital.

MATT HOFFMAN: Okay. And then the final question for me -- cash burn for your last calendar year?

KARLA ROSA: There was a significant amount of cash burned by ViaFone in the last calendar year. That's really not relevant from a go-forward standpoint. There's been a pretty dramatic change in the cost structure at ViaFone over the past six to twelve months.

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You know, we do expect that we're going to see some additional cost cuts, you know, primarily in the areas that you would expect to see operating efficiencies, such as the G&A areas, some R&D, some sales and marketing areas. We're really looking at this on a go-forward basis.

On the ViaFone side of the business, we expect in the first quarter that they will use, you know, for the full quarter probably around $1.5 to $2 million in cash, and with the cost synergies that we expect to implement in the first quarter, we expect to see the cash burn be at a breakeven rate in the second quarter of our fiscal year 2003.

MATT HOFFMAN:  Okay, great.  Thanks.

KARLA ROSA:  Thanks, Matt.

STEVEN SIMPSON:  Thanks, Matt.

OPERATOR: Again, ladies and gentlemen, if any further questions, please press star zero - I'm sorry, star one on your touchtone keypad. And if you're using speakerphone, please pick up the handset before pressing the star keys.

Our next question comes from Eddie Woo with CIBC. Please state your question.

EDDIE WOO: Hey, Steve, Karla, Russ, how're you doing?

KARLA ROSA:  Good, Eddie, how are you?

STEVEN SIMPSON:  Good.  How are you, Eddie?

EDDIE WOO: Good, good. This question is for Russ and Karla. Last time we met with Russ, ViaFone still had a significant amount of cash. Would any of that come over to Extended Systems? I mean what would the disposition of that cash be?

KARLA ROSA: As I mentioned on the call earlier, Eddie, we're expecting that at the time that we close the transaction in the first quarter, we're expecting that the ViaFone will add about $3 million in cash to the balance sheet.

EDDIE WOO:  Okay, sorry.  I missed that.  I was getting off the bus.

KARLA ROSA:  No problem.

EDDIE WOO:  All right.  Well, good.  Thanks, guys.

RUSS MCMEEKIN:  Thanks, Eddie.

KARLA ROSA:  Thank you.

STEVEN SIMPSON:  Thank you.

OPERATOR:  Okay, Ms. Rosa, there are no further questions at this time.

Extended Systems, Inc. - Special Investor Call - 5/28/02                       7
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STEVEN SIMPSON: Okay, well, we very much thank you for joining us today. Sorry for the short notice, but, of course, under the circumstances, we all understand this is the way we have to do it.

As I said, we are extremely excited about bringing together the Extended Systems team and the ViaFone team. We think it's a very complementary and synergistic opportunity with two organizations that have very similar perspectives on really working with the customers, understanding the customers' needs and meeting and exceeding those needs. And so we are really, really excited about going forward with the team because we think we are going to be able to bring a lot more value to our enterprise customers. Thank you for calling in today.

(CONFERENCE CALL CONCLUDED)

END

FORWARD LOOKING STATEMENTS
This transcript contains forward-looking statements, including statements regarding Extended Systems' market leadership, the execution of its strategy and the impact and benefits of the proposed merger, including the ability of Extended Systems to integrate ViaFone's capabilities and technology and expand its product offerings, to accelerate Extended Systems' strategy and the delivery of sales and service applications, to offer a single platform for mobile information management, and to strengthen its competitive position. These statements are subject to risks and uncertainties and assumptions.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals, and closings related to the merger; any statements concerning proposed new products, services, developments, or industry rankings; any statements regarding future economic conditions or performance; any statement of belief; and any statement of assumptions underlying any of the foregoing.

The risks and uncertainties and assumptions referred to above include approval of the transaction; approval of the merger by the ViaFone and Extended Systems stockholders; any regulatory review and approval of the transaction; the need for Extended Systems to successfully integrate Viafone's employees, products, partners, customers, and operations; the need for the combined company to successfully develop new products and services; overall economic conditions and the level of information technology purchasing by existing and potential customers; the success of key business relationships; continued growth in the markets for the combined companies' products; the perceived and realized benefits of mobile devices; the acceptance of specific industry-wide standards and protocols; the risks associated with development of new products and product enhancements; the impact of competitive products and pricing; and other risks as detailed from time-to-time in Extended Systems' SEC filings, including its 2001 Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed in fiscal 2002.

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ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transaction, Extended Systems will file a registration statement on Form S-4, including a proxy statement/prospectus, with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement, including the proxy statement/prospectus, when they become available, because they will contain important information about Extended Systems, ViaFone, and the proposed merger. Investors should carefully read the proxy statement/prospectus before making any voting or investment decisions. Investors and security holders may obtain a free copy of the registration statement and the proxy statement/prospectus (when they are available) and other documents filed by Extended Systems with the Securities and Exchange commission at the Securities and Exchange Commission's website at http://www.sec.gov/. Free copies of the registration statement (when they are available) and other documents filed by Extended Systems with the Securities and Exchange Commission may also be obtained from Extended Systems.

Extended Systems and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Extended Systems' stockholders in favor of the proposed transaction. Information regarding the interests of the officers and directors of Extended Systems in the proposed merger will be set forth in the proxy/statement prospectus, when it is available. In addition, information regarding such officers and directors is included in Extended Systems' Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on September 17, 2001. This document is available free of charge at the Securities and Exchange Commission's website at http://www.sec.gov/ and from Extended Systems.










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